UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Examiner Decision Respecting Arbitration with Haifa Chemicals

Item 1

June 28, 2016

Examiner Decision Respecting Arbitration with Haifa Chemicals

Pursuant to Note 23 of the Company’s financial statements for 2015 and to Note 8 of the Q1 2016 quarterly report, respecting the arbitration proceeding held between the subsidiary Dead Sea Works Ltd. (“DSW”) and Haifa Chemicals Ltd., the Company wishes to report that yesterday a decision was rendered by the Examiner in regards to the potash price limit based on DSW's costs (the "Proven Price") for the years 2012 and 2013.

According to the Examiner's decision, the Proven Price for the years 2012 and 2013 will be $171 per tonne and $158 per tonne, respectively. The Company, assisted by its legal and economic advisors, is reviewing the decision and its implications, if any, on its financial statements for the second quarter of 2016. However, based on its contentions included as part of the legal proceeding and the chances thereof to be accepted, as detailed in the financial statements for 2015, and given the production costs in DSW as determined by the Examiner, the Company estimates that it will not incur in significant costs or receive significant amounts in respect of the past period (2009–2014). It should be noted that the previously reported legal proceeding submitted by DSW, alleging that the decision of the examiner regarding the years 2012 and 2013 deviates from the provisions of the arbitration, is still pending.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: June 28, 2016